Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to this Registration Statement (Form S-3, No. 333-218956) and related Prospectus of Voya Financial, Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depository shares, warrants and units and to the incorporation by reference therein of our reports dated February 22, 2019 with respect to the consolidated financial statements and schedules of Voya Financial, Inc., and the effectiveness of internal control over financial reporting of Voya Financial, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 11, 2019